Exhibit 23.2

Consent of Crowe Horwath LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Pre-Effective Amendment No. 4 to Registration Statement on Form S-1 for the fixed rate cumulative perpetual preferred stock, Series A, warrant to purchase 223,992 shares of common stock and 223,992 shares of common stock for Farmers Capital Bank Corporation of our report, dated March 6, 2012, on the consolidated financial statements of Farmers Capital Bank Corporation appearing in the Annual Report on Form 10-K of Farmers Capital Bank Corporation for the year ended December 31, 2011 and to the reference to us under the heading "Experts" in the prospectus and prospectus supplement.

                 /s/ Crowe Horwath LLP
              Crowe Horwath LLP

Louisville, Kentucky
June 8, 2012